

September 20, 2018

Davd W. Pijor
Chairman & Chief Executive Officer
FVCBankcorp, Inc.
11325 Random Hills Road, Suite 240
Fairfax, VA 22030

   Re: FVCBankcorp, Inc.
     Registration Statement on Form S-4
     Filed September 14, 2018
     File No. 333-227360

Dear Mr. Pijor:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eric Envall at (202) 551-3234 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Financial Services